CONFIDENTIAL
FOR INFORMATION OF SEC STAFF ONLY
Confidential Treatment is Requested
For A Portion Of This Letter Described Below
In Accordance with 17 C.F.R. § 200.83
By Overnight Delivery, Facsimile and
EDGAR Electronic Transmission
June 30, 2006
David R. Humphrey
Accounting Branch Chief
Securities and Exchange Commission
100 F Street, NE
Washington, D.C. 20549-3561

RE:	Belo Corp.
December 31, 2005 Annual Report on Form 10-K
Filed March 8, 2006
File No. 1-08598
Dear Mr. Humphrey:
The following are our responses to the SEC Staff’s comments stated in its letter dated June 8, 2006. Belo Corp. previously requested and received a ten business day extension to respond to the June 8, 2006 letter. To facilitate your review, we have set forth or summarized the comments below and the paragraph numbers of our responses correspond to the paragraph numbers in the comment letter. Please note that references to “we,” “ours” and “us” refer to Belo Corp. and its subsidiaries, unless the context otherwise requires.
Pursuant to 17 C.F.R. § 200.83, we are requesting confidential treatment for a portion of our response to Comment 2.

Form 10-K (Fiscal Year ended December 31, 2005)
Financial Statements
Note 17. Segment Information, page 64
1.	We have reviewed your response to prior comment 5 and the supplemental information you have furnished. Based upon our review, we have several remaining concerns with regard to your presentation of your segment information and your definition of your reporting units. Specifically, we note that your periodic reports have been restated to reflect the integration of your interactive media business and web sites into their legacy operating companies as anticipated. However, it appears that you continue to separately plan for, report and track the operating results of your cable channels internally, although you have combined them for reporting purposes. When financial information of this kind is regularly included in periodic reports viewed by the chief operating decision maker, our presumption is that he regularly reviews this information. As it does not appear that the regional cable news channels have characteristics so similar to the other broadcast network-affiliated or independent stations that they can be expected to have essentially the same future prospects, we believe that aggregation of these operations is not appropriate. Instead, we believe that the cable operations should continue to be separately reported in the manner contemplated under paragraphs 18 and 19 of SFAS 131.

Our operating segments in the Television Group are the individual markets in which we operate. Our definition of a market is the same as the definition of a Designated Market Area (“DMA”) used by the Federal Communications Commission (“FCC”) to issue broadcast licenses and by Nielsen Media Research to provide audience measurement and advertising information services for the television industry. These markets generally correspond to metropolitan areas. For example in the Dallas/Fort Worth market we own a television station, WFAA, and a regional cable news channel, TXCN. In the Seattle/Tacoma market we own two television stations, KING and KONG, and a regional cable news channel, NWCN. Currently, our television stations provide the bulk of the programming content to our cable news channels and as further discussed in our response to comment 4, our television stations and cable news channels in a market extensively share resources. Additionally, our cable news channels have the same processes and are otherwise similar to our television stations. As a result, beginning in 2005, our chief operating decision makers no longer evaluate the results of our cable news channels separately from the results of our television stations in the same market.

In the sample reports furnished in our previous response, two of the 42 reports still reflected the Other Group as a separate item because those reports had not yet been converted to reflect our existing management and reporting structure. Until the reports could be revised, for those two reports, the chief operating decision makers were combining the results of operations of the cable news channel in the Dallas/Fort Worth market with the television station in the Dallas/Fort Worth market and results of operations of the cable news channel in the Seattle/Tacoma market with the television stations in the Seattle/Tacoma market to arrive at each market’s results of operations because the separate measures were not meaningful. These reports have now been updated to reflect the existing management and reporting structure.

As discussed above, we no longer separately plan for, report or track the operating results of our cable news channels as a group separate from the Television Group. They have been integrated with the television stations into the markets in which they operate. Therefore we do not believe our cable news channels are operating segments that should be reported separately.

2.	As a related matter, we do not dispute your conclusion that the similarity of the economic characteristics of your segments should be evaluated based upon future prospects and not necessarily on the current indicators. However, from the information presented on page 7 of your report, one of your television stations appears to have performed differently from the others in all periods presented. Accordingly, please tell us more about the historical performance of that station and further explain your conclusion that it is expected to have long-term average gross margins and sales trends similar to the other stations. We believe that, if long-term profitability and future prospects differ significantly for that station, a separate presentation would be of value to the reader. Please advise, supplementally and in detail.

[Pursuant to 17 C.F.R. § 200.83 confidential information denoted by brackets and asterisks in this paragraph has been omitted and has been furnished separately to the Securities and Exchange Commission.] For the market referred to in the Staff’s comment, the profitability margins for 2001 through 2005 ranged from [***] percent to [***] percent, with an average of [***] percent. The profitability margin for the five months ended May 31, 2006, was [***] percent. Beginning in 2003, this market produced profitability margins and sales trends outside the range produced by our other markets. In late 2002, we began a half hour news broadcast where previously our stations in the market did not have a newscast. This new programming resulted in additional costs for the first two years of operation, while the incremental increase in profitability was not realized until 2005, two years later. Additionally, because the performance of this market did not meet management’s expectations, we made a change in the local management of the market at the end of 2004. Recently, the market has benefited from more popular syndicated and network programming, such as American Idol, and, the market has acquired local rights to air the local Major League Baseball team’s baseball games. As a result, our long range expectation is for the profitability margin to improve to be within the same range as our other markets.

3.	Finally, please also refer to your discussion of reporting units on page 50. As misidentification of reporting units can lead to inappropriate calculations of goodwill impairment charges, please tell us more about your decision to revise the reporting units of your television group in 2005. We understand from your response, that your definition of a market area is “a group of counties in the United States that are covered by a specific group of television stations.” Please explain, supplementally and in detail, how this definition differs from the use of clusters of “television markets in a geographical area.” Explain the relative impact of this change upon your assessment of goodwill. For example, please tell us whether the new methodology results in a greater number of reporting units and under which method wider geographic areas are combined. Tell us whether your conclusions regarding goodwill impairment would have differed had you not revised your reporting units and/or had you evaluated your cable news channels independently from your other television station operations.

Prior to the fourth quarter of 2005, our operating segments in our Television Group consisted of several television markets in each of four geographic regions or clusters. Our Other Group was managed as one segment. During the fourth quarter of 2005, we modified the way we manage our Television and Other Groups, eliminating the geographic cluster reporting structure and instituting management by individual market. As a result, our operating segments also changed. As mentioned in our response to Comment 1, our Television Group operating segments are the television stations and cable news channels within a market. In aligning our operating segments with the modification in management structure of our Television Group, our reporting units increased from four geographic clusters plus the Other Group to 15 markets. Accordingly, as part of our goodwill assessment, we evaluated 15 smaller reporting units in 2005 instead of five larger reporting units in 2004 and prior years. Our conclusions regarding goodwill impairment would not have differed had our reporting units remained the same. There was no impairment of goodwill using the markets as reporting units, and there would not have been any impairment of goodwill using geographic clusters and the Other Group as reporting units.

4.	Explain how your current definition of reporting units complies with the guidance in EITF Topic D-101, particularly with respect to the sections captioned “Similar Economic Characteristics” and “Additional Observations.”

We evaluated our reporting units using the guidance under EITF Topic D-101 and believe that they comply with such guidance. In our evaluation of EITF Topic D-101, we considered whether our reporting units were our operating segments or one level below our operating segments (i.e., the individual television stations and cable news channels). We determined that the individual television stations and cable news channels were not our reporting units because (1) our segment manager does not review the results of the individual television stations and cable news channels and (2) the individual television stations and cable news channels in a market share assets and other resources extensively. These reasons are further discussed below.

Our segment manager for the Television Group is also one of our chief operating decision makers. Accordingly, she reviews the results of the markets to discuss operating activities, financial results, forecasts, and plans for the segment. She does not review the individual television stations’ and cable news channels’ financial information.

The television stations and cable news channels within a market share a large amount of costs and resources. The stations and/or channels within a market share management, office and technical facilities and accounting and other administrative functions. In addition, they share content, programming, production staff and other operating resources. The shared cost and resource expenses are not equitably allocated between the stations and/or channels within a market.

In summary, the FASB stated in the basis for conclusions of SFAS 142 that “the Board’s intent was that a reporting unit would be the level of internal reporting that reflects the way an entity manages its business or operations and to which goodwill would naturally be associated.” We rely on the assets and operations of the market as a whole to recover our goodwill. Accordingly, we believe that our operating segments, the television stations and cable news channels within a market, also are our reporting units, which appropriately reflect the operations to which goodwill would naturally be associated.
FORM 10-Q (Quarter Ended March 31, 2006)
Results of Operations
Newspaper Group, page 13
5)	Based upon your disclosures, here and in your most recent Form 10-K, the change in distribution methods at The Dallas Morning News appears to have increased revenues but decreased profitability as the resulting increase in costs has exceeded the increase in revenues. If true, this matter should be addressed in your discussions. Your disclosures should indicate whether you expect this development to be temporary in nature or to persist.

In future filings on Form 10-Q and Form 10-K beginning with our Quarterly Report on Form 10-Q for the six months ending June 30, 2006, in Item 2 — Management’s Discussion and Analysis, we will expand our disclosures for The Dallas Morning News to more fully describe the changes to revenue and expense and how those changes affect profitability and whether we expect that effect to be temporary in nature or to persist.
We acknowledge that: (i) Belo Corp. is responsible for the adequacy and accuracy of the disclosure in the filing; (ii) staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and (iii) Belo Corp. may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

If you have any questions about Belo Corp.’s responses in this letter please contact me at (214) 977-6833. If you have any questions or notifications with respect to the request for confidential treatment made with respect to a portion of our response to Comment 2, please contact Russell F. Coleman, Vice President/General Counsel, Belo Corp., 400 S. Record Street, 16th Floor, Dallas, Texas 75202 at (214) 977-6601.

Sincerely,
/s/ Dennis A. Williamson
Dennis A. Williamson
Executive Vice President/ Chief Financial Officer

Cc:	Beverly A. Singleton Margery Reich Robert W. Decherd Alison K. Engel Fred Miller, Ernst & Young

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